Pacific Select Fund NSAR 06-30-07
EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS



Effective May 1, 2007, the investment practices of the Pacific Select Fund were changed as follows:

The Comstock and Mid-Cap Growth Portfolios

*	amend the Portfolio's investment practice to allow each Portfolio to invest up to 15% of its total assets in real estate investment trusts ("REITS").
(77Q1(b) Resolution 1)



The Managed Bond and Inflation Managed Portfolios

*	amend the Portfolio's investment practice to allow each Portfolio to invest in loan assignments.
(77Q1(b) Resolution 2)



The Managed Bond Portfolio

*	amend the Portfolio's investment practice to allow the Portfolio to invest in convertible bonds as a principal strategy.
(77Q1(b) Resolution 3)



The Small-Cap Value Portfolio

*	amend the Portfolio's investment practice to increase the
capitalization range to $100 million to $3.0 billion.
(77Q1(b) Resolution 4)


The High Yield Bond Portfolio

*	amend the Portfolio's investment practice to permit the Portfolio to invest in preferred stocks and bonds of foreign issuers denominated in U.S. dollars and foreign currencies, which is not expected to exceed 10% of total assets on a regular basis.
(77Q1(b) Resolution 5)


The High Yield Bond Portfolio

*	amend the Portfolio's principal investment practice to permit the
Portfolio to increase its ability to invest in leveraged loans, which is not expected to exceed 10% of total assets on a regular basis.
(77Q1(b) Resolution 6)